77C Exhibits

Morgan Stanley Select Dimensions Investment Series
Money Market Portfolio

Morgan Stanley Select Dimensions Investment Series -
Money Market Portfolio
Special Shareholder Meeting
January 29, 2016

To consider and vote upon a proposal to approve a Plan of Liquidation

For:		33,006,842.294
Against:	  	5,535,260.037
Abstain:	  	2,721.361